

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2017

William J. Welch
Chief Executive Officer
Trovagene, Inc.
11055 Flintkote Avenue
San Diego, CA 92121

Re: Trovagene, Inc.
Registration Statement on Form S-1
Filed October 25, 2017
File No. 333-221115

Dear Mr. Welch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed 10/25/17

Cover page

1. It appears that shares of common stock and warrants will be offered and priced together as a unit. Please amend your registration statement to add units or tell us why such disclosure is not required. Please also revise your cover page disclosure to include the method by which the price of the securities is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

2. We note your disclosure on page 38 that H.C. Wainright & Co., LLC will use its reasonable best efforts to arrange for the sale of the securities offered by the prospectus.

Please revise the cover page to include all of the information required by Item 501(b)(8) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at (202) 551-5019 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jeffrey Fessler, Esq.